

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

January 27, 2010

Mr. James Sikora
President and Director
Tao Minerals Ltd.
Oficina 301
Edeficio El Crusero, Carrera 48, 12 Sur
148 Medellin Colombia

> **Re:** **Tao Minerals Ltd.**
> **Preliminary Proxy Statement**
> **Filed October 9, 2009**
> **File No. 0-51922**

Dear Mr. Sikora:

We have finished our review of your filing and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director